Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

April 10, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on March 4, 2015, regarding Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A for the Direxion Daily Gold Miners Bull 2X Shares, Direxion Daily Junior Gold Miners Bull 2X Shares, Direxion Daily CSI 300 China A Share Bull 2X Shares, Direxion Daily Gold Miners Bear 2X Shares and Direxion Daily Junior Gold Miners Bear 2X Shares, and Post-Effective Amendment No. 120 for the Direxion Daily CSI 300 China A Share Bear 1X Shares, (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that were filed with the Securities and Exchange Commission (“SEC”) on January 16, 2015 and January 27, 2015, respectively. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus (All Funds, As Applicable)

1.	Please consider changing the investment strategy of each Fund to remove disclosure that is not material to a Fund’s Principal Investment Strategy and rather, include that disclosure under Item 9.

The Trust responds by making the appropriate modifications.

2.	Pease consider including more detail regarding each Fund’s underlying index such as providing the market capitalization range and the number of companies included in each Fund’s underlying index.

The Trust responds by including the requested disclosure.

Securities and Exchange Commission

April 10, 2015

3.	The last sentence of the second paragraph of the Direxion Daily Gold Miners Bull 2X Shares, Direxion Daily Gold Miners Bear 2X Shares, Direxion Daily Junior Gold Miners Bull 2X Shares and Direxion Daily Junior Gold Miners Bear 2X Shares’ (each a “Gold Fund” and collectively, the “Gold Funds”) investment strategies indicates that the Gold Funds’ concentrate in the gold mining industry. Please confirm the Trust understands that should a Gold Fund no longer be concentrated in the gold mining industry, it would be necessary for a Gold Fund to change its investment strategy disclosure.

The Trust confirms it understands the implications of such a change in a Fund’s concentration.

4.	Please consider whether the first sentence of the third paragraph of each Fund’s investments strategy, which indicates that a Fund may gain exposure to only a representative sample of the securities in its respective underlying index, is necessary. The disclosure provides that a Fund is obtaining exposure to a representative sample of its respective underlying index, when the Fund primarily invests in exchange-traded funds (“ETFs”) and swaps on ETFs.

The Trust notes that although each Fund intends to invest in ETFs and swaps on ETFs, if a Fund is unable to invest in ETFs or obtain exposure to an ETF using a swap, it would gain the appropriate exposure to a representative sample of the securities in its respective underlying index by either investing directly in those securities or by investing in a swap of those securities. Therefore, it is appropriate to include this disclosure in each Fund’s investment strategy.

5.	For the “Principal Investment Risks” section of each Fund’s summary, please consider reducing the number and description of the risks presented in this section and modifying the risks by relocating disclosure to the statutory risk section of the Prospectus in the interest of brevity in the summary section.

The Trust responds by making the appropriate modifications in the interest of brevity.

6.	Please confirm whether each Fund will hold American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), and Global Depositary Receipts (“GDRs”) or have underlying exposure to ADRs, EDRs and GDRs. Please confirm whether “Depositary Receipt Risk” is a principal risk of each Fund and therefore necessary to include in each Fund’s summary.

The Trust responds by removing this disclosure for the Direxion Daily CSI 300 China A Share Bull 2X Shares. This disclosure is included for the Direxion Daily Gold Miners Bull 2X Shares, Direxion Daily Gold Miners Bear 2X Shares, Direxion Daily Junior Gold Miners Bull 2X Shares and the Direxion Daily Junior Gold Miners Bear 2X Shares because the respective underlying indices for those Funds currently includes ADRs and may include GDRs and EDRs in the future and the Funds may gain exposure to those securities either directly or indirectly.

7.	Please consider modifying “Derivatives Risk” in each Fund’s summary by moving any disclosure related to investments that are not part of the principal investment strategies of the Fund to the statutory section of the Prospectus.

Securities and Exchange Commission

April 10, 2015

The Trust responds by making the appropriate modifications to move disclosure related to investments that are not part of the principal investment strategies of the Fund to the statutory section of the Prospectus.

8.	Please consider whether “Market Timing Risk” is an applicable risk for these Funds.

The Trust responds by confirming that “Market Timing Risk” is not an applicable risk of these Funds and has therefore removed “Market Timing Risk” as a Principal Risk of the Funds.

Prospectus (Direxion Daily Junior Gold Miners Bull 2X Shares and Direxion Daily Junior Gold Miners Bear 2X Shares)

9.	With respect to the underlying index for the Direxion Daily Junior Gold Miners Bull 2X Shares and Direxion Daily Junior Gold Miners Bear 2X Shares the Market Vectors Global Junior Gold Miners Index (the “Index”), the Staff notes that the Index is generally comprised, approximately, 69 percent to 79 percent, in the gold mining industries, with the remaining percentage in other industries. The Staff further notes that it if the Index or Fund is not 80% invested in the gold mining industry, it is not appropriate to include Gold Miners in the name of the Fund.

The Trust responds by modifying the names of each Gold Fund to include the term “Index” to better reflect that each Gold Fund seeks daily investment results, before fees and expenses, of the performance of its underlying index rather than an investment in a particular industry. We note that this approach is similar to the one that we took with the Direxion Daily Junior Gold Miners Bull 3X Shares and Direxion Daily Junior Gold Miners Bear 3X Shares in our correspondence to the Staff dated February 24, 2012. Finally, the Trust also notes that because the investment objective of the Direxion Daily Junior Gold Miners Bull 2X Shares and Direxion Daily Junior Gold Miners Bear 2X Shares is to obtain on daily basis, 200% or -200% of the return of the Index, before fees and expenses, each Fund would generally have economic exposure to the gold mining industry approximately twice the size of the weightings you noted in your comment.

Prospectuses (Direxion Daily CSI 300 China A Share Bull 2X Shares and Direxion Daily CSI 300 China A Share Bear 1X Shares)

10.	In the interest of brevity, please consider moving the description regarding the reasons each Fund does not qualify as a RQFII or QFII to the statutory section of the Prospectus, and, in each Fund’s summary, instead state that the Fund is not licensed as a RQFII or QFII and will seek to obtain exposure to the CSI 300 Index through other Funds or ETFs.

The Trust responds by relocating the requested disclosure for each Fund to the disclosure section required by Item 9 of Form N-1A.

11.	Please consider relocating the disclosure in paragraph five under each Fund’s “Principal Investment Strategy” section to “Principal Investment Risks” as the disclosure presented describes risks related to RQFII and QFII quotas.

Securities and Exchange Commission

April 10, 2015

The Trust responds by relocating the disclosure in the fifth paragraph under each Fund’s “Principal Investment Strategy” to the “Principal Investment Risks” section under “Special Risk Considerations Relating to RQFII and QFII Investments Risk.”

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC